Exhibit 99.2

Dr. Reddy’s Laboratorie Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900

Fax : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

May 10, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The Board of Directors of the Company at its meeting held on May 10, 2023, has inter alia approved the following:

Appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Additional Director of the Company, categorized as Independent

A.	Approved the appointment of Dr. Claudio Albrecht (DIN: 10109819), as an Additional Director of the Company, categorized as Independent, for a period of five consecutive years, w.e.f. May 10, 2023, to May 9, 2028, basis the recommendation of the Nomination, Governance and Compensation Committee. His appointment is subject to the approval of the shareholders at the ensuing 39th Annual General Meeting of the Company.

Dr. Albrecht is not related to any of the Directors on the Board of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being appointed as an Independent Director under all statutes applicable to the Company.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, with respect to the above appointment of Dr. Albrecht is given in Annexure A enclosed herewith.

Re-appointment of Mr. Leo Puri (DIN: 01764813), as an Independent Director of the Company

B.	Approved the re-appointment of Mr. Leo Puri (DIN: 01764813), as an Independent Director of the Company, for a second term of 5 (five) years w.e.f. October 25, 2023, to October 24, 2028, basis the recommendation of the Nomination, Governance and Compensation Committee. His re-appointment is subject to approval of the shareholders at the ensuing 39th Annual General Meeting of the Company.

Mr. Puri is not related to any of the Directors on the Board of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being appointed as an Independent Director under all statutes applicable to the Company.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, with respect to the above re-appointment of Mr. Puri is given in Annexure A enclosed herewith.

Re-appointment of Ms. Shikha Sharma (DIN: 00043265), as an Independent Director of the Company

C.	Approved the re-appointment of Ms. Shikha Sharma (DIN: 00043265), as an Independent Director of the Company, for a second term of 5 (five) years w.e.f. January 31, 2024 to January 30, 2029, basis the recommendation of the Nomination, Governance and Compensation Committee. Her re-appointment is subject to approval of the shareholders at the ensuing 39th Annual General Meeting of the Company.

Ms. Sharma is not related to any of the Directors on the Board of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. She meets the criteria for being appointed as an Independent Director under all statutes applicable to the Company.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, with respect to the above re-appointment of Ms. Sharma is given in Annexure A enclosed herewith.

Annual General Meeting and Book Closure Date

D.	Approved convening 39th Annual General Meeting (AGM) of the members of the Company on Thursday, July 27, 2023.

The Register of Members and the Share Transfer Books of the Company shall remain closed from Wednesday, July 12, 2023, to Friday, July 14, 2023 (both days inclusive) for the purpose of the Dividend and Annual General Meeting of the Company.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure A

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Dr. Claudio Albrecht (DIN: 10109819)

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, resignation, removal, death or otherwise	Appointment
2	Date of appointment/~~cessation (as applicable); and~~  Term of appointment	Appointment by the Board of Directors on May 10, 2023, subject to the approval of shareholders at the ensuing 39th Annual General Meeting of the Company. May 10, 2023, to May 9, 2028
3	Brief profile (in case of appointment)

Dr. Claudio Albrecht, co-founder and managing partner of Albrecht, Prock & Partners was until August 31st, 2018 CEO of the publicly listed STADA AG. Before this assignment He worked in and with the Generic industry for more than 30 years. He started his pharmaceutical career at Sandoz in 1987 in Austria and became General Manager of its generic businesses in the Netherlands, in Germany and the USA, before leaving to become CEO of the Ratiopharm Group in 2000. In his time as CEO of the Ratiopharm Group he was driving the internationalization process of the German drug maker beyond Europe and was material for the initiation of the development, manufacturing and commercialization project of Ratiopharm’s Biosimilars program. Ratiopharm was first to market with the Biosimilar Filgrastim in Europe.

In 2007 Dr. Albrecht founded together with Peter Prock the strategy consulting firm CoMeth in Slovakia before he was asked to assume the role of CEO and Chairman of the Board of the Actavis Group. Actavis was operating in over 50 countries worldwide with standalone 2012 revenues in excess of € 2billion. Under his leadership, Actavis was sold to Watson for 6 bio US$, which represented an above average industry multiple. As CEO of Actavis, Dr. Albrecht initiated a total turn around process and started a joint venture for the development and commercialization of recombinant Insulin and its Analogues with the objective to build the first Generic “one stop shop” in Diabetes.

After the divestiture of Actavis, Dr. Albrecht founded with Peter Prock the Zug/Switzerland based Albrecht, Prock & Partners AG. Together with Private Equity and strategic investors AP&P worked on numerous acquisition projects amongst which the take private initiative for STADA AG was the most significant. STADA AG was the largest leveraged buyout of a German listed company ever. He agreed to manage the company for an interim period of one year and led all the necessary changes and strategic initiatives. In September 2018, he returned to AP&P. Dr. Albrecht holds degree in (PhD, Dr. jur.) from University of Innsbruck.

4	Disclosure of relationships between directors (in case of appointment of a director).	None

Details of Mr. Leo Puri (DIN: 01764813)

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, resignation, removal, death or otherwise	Re-appointment
2	Date of appointment/~~cessation (as applicable); and~~  Term of appointment	Re-appointment by the Board of Directors on May 10, 2023, subject to the approval of shareholders at the ensuing 39th Annual General Meeting of the Company. October 25, 2023, to October 24, 2028
3	Brief profile (in case of appointment)	Mr. Puri was the Managing Director of UTI Asset Management Co. Ltd. from August 2013 to August 2018. Mr. Puri assumed office of the Chairman of JP Morgan Chase for South & South East Asia in early 2021. In his career of more than 31 years, Mr. Puri has previously worked as Director with McKinsey & Company and as Managing Director with Warburg Pincus. Mr. Puri has worked in the U.K., the United States and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership. Mr. Puri is a director on the Board of Hindustan Unilever Limited, J. P. Morgan Services India Private Limited, Tata Sons Private Limited. Mr. Puri has a Master’s degree in P.P.E. from University of Oxford, and a Master’s degree in Law from University of Cambridge.
4	Disclosure of relationships between directors (in case of appointment of a director).	None

Details of Shikha Sharma (DIN: 00043265)

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, resignation, removal, death or otherwise	Re-appointment
2	Date of appointment/~~cessation (as applicable); and~~  Term of appointment	Re-appointment by the Board of Directors on May 10, 2023, subject to the approval of shareholders at the ensuing 39th Annual General Meeting of the Company. January 31, 2024, to January 30, 2029
3	Brief profile (in case of appointment)	Ms. Sharma was the Managing Director and CEO of Axis Bank, India’s third largest private sector bank from June 2009 until December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book. Ms. Sharma has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Ltd in 1980. During her tenure with the ICICI group, she was instrumental in setting up ICICI Securities. As Managing Director and CEO of ICICI Prudential Life Insurance Company Ltd., she led that company to become the No. 1 private sector life insurance company in India. She was a member of the Reserve Bank of India (“RBI”) Technical Advisory Committee, the RBI’s panel on Financial Inclusion, and the RBI’s Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household. She has chaired CII’s National Committee on Banking 2015-2017. Ms. Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, B.A. (Hons.) in Economics and a Post Graduate Diploma in Software Technology from National Centre for Software Technology (NCST), Mumbai. Ms. Sharma is also an independent director on the Boards of Mahindra and Mahindra Ltd, Tech Mahindra Ltd, Piramal Enterprises Limited and Tata Consumer Products Ltd (Formerly known as Tata Global Beverages Ltd.). She is a member of the Board of Governors of the Indian Institute of Management (“IIM”) Lucknow, and an advisor to several companies in India.
4	Disclosure of relationships between directors (in case of appointment of a director).	None